FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 13, 2006

Exhibit 99.1

China Medical Reports Second Quarter Unaudited Financial Results for the Fiscal Year

Ending March 31, 2007

Beijing, China, November 13, 2006 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets tumor therapy systems and advanced in-vitro diagnostic systems, today announced its unaudited financial results for the second quarter of 2006 (“2Q FY2006”). The Company’s 2006 fiscal year ends March 31, 2007, which makes the quarter ended September 30, 2006, the Company’s second quarter.

2Q FY2006 Highlights

•	Net revenues increased by 49.2% year-over-year to RMB131.4 million (US$16.6 million).

•	Net income increased by 67.0% year-over-year to RMB71.6 million (US$9.1 million).

•	Diluted earnings per ADS* were RMB2.62 (US$0.33) for the quarter.

*	1 ADS = 10 ordinary shares

“We had a very solid quarter, and we were happy to see the continued growth in our business,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of China Medical. “In our ECLIA business, our results were particularly strong, with revenues increasing 79.1% compared to the equivalent quarter last year and 20.1% compared to the first quarter of this fiscal year. In October, we released an upgraded version of our semi-automatic system and we think this will help sustain the growth of our diagnostic business. Additionally, we have also recently completed the development of two HIV diagnostic reagents and are now waiting for approval from the State Food and Drug Administration of China (“SFDA”) to start selling the products. We aim to broaden our reagent offering to a total of 70 kits within the next 12 months, which will make us one of the leading providers of chemiluminescence immunoassay reagents in the industry worldwide”

Financial Results

China Medical reported net revenues of RMB131.4 million (US$16.6 million) for the 2Q FY2006, representing a 49.2% increase from corresponding period in 2005 and a 44.5% increase from the previous quarter.

The Company’s revenues are generated from two product lines, HIFU tumor therapy systems and ECLIA diagnostic systems. ECLIA system sales include sales of ECLIA analyzers and reagent kits.

HIFU tumor therapy system sales for the 2Q FY2006 were RMB80.0 million (US$10.1 million), representing a 34.7% increase from the corresponding period in 2005 and a 66.3% increase from the previous quarter. The year-over-year growth in this sector was primarily driven by an increase in unit sales resulting from an increased level of awareness and acceptance of the HIFU tumor therapy system in the medical community in China. A slight price increase in September 2006 also contributed to revenue growth. The sequential quarter growth was primarily due to the seasonality in sales of this medical device. Historically, sales of HIFU units start to pick up after the June quarter every year when hospitals in China become active again in procuring large capital equipment.

ECLIA system sales for the 2Q FY2006 were RMB 51.4 million (US$6.5 million), representing a 79.1% increase from the corresponding period in 2005 and a 20.1% increase from the previous quarter. Both the year-over-year and sequential growth in the ECLIA system sales reflects rapid acceptance of the ECLIA technology in the medical community in China and lead to an increase in sales of reagent kits. The addition of the new reagent kits over the last 12 months from 27 to 56 broadened the Company’s reagent portfolio, which in turn helped to drive sales of analyzers.

Gross margin increased to 71.9% as compared to 69.8% and 70.7% for the corresponding quarter in 2005 and previous quarter, respectively. This improvement in gross margin is primarily due to the price increase that was passed through for the Company’s HIFU tumor therapy system and a higher revenue contribution from ECLIA reagents.

Research and development expenses were RMB8.4 million (US$1.1million), representing a significant year-over-year increase and a 42.9% sequential increase primarily due to a medical study conducted in partnership with the Ministry of Health of China (the “MOH”) and pre-clinical trials conducted in the United States. The MOH initiative focuses on the clinical benefits of the Company’s HIFU tumor therapy system used in combination with conventional cancer treatment. The U.S. pre-clinical trials are part of the process to obtain regulatory approval for the Company’s HIFU therapy system in the United States.

Sales and marketing expenses were RMB4.5 million (US$0.6 million), representing a 13.8% year-over-year increase and a 7.1% sequential increase primarily due to promotional activities for the Company’s products.

General and administrative expenses were RMB12.0 million (US$1.5 million), representing a 74.3% year-over-year increase and a 4.3% sequential increase primarily due to an increase in headcount as the Company expanded its operations and public company expenses incurred after the Company’s listing in August 2005.

Interest income was RMB8.0 million (US$1.0 million), representing a significant increase from the corresponding period in 2005 but only a 2.9% increase from the previous quarter. The year-over-year increase was primarily due to interest income generated from the net proceeds received from the Company’s initial public offering in August 2005.

Other income was RMB1.1 million (US$0.1 million), which related to the government grant to support the Company’s development of ECLIA products.

Income tax expense was RMB7.0 million (US$0.9 million). Despite a substantial increase in taxable income, the income tax expense decreased slightly from the corresponding period in 2005. This decrease was a result of an income tax concession granted by the PRC tax authorities in February 2006. The income tax rate for the Company’s PRC subsidiary was reduced from 15% to 10% starting retrospectively in January 2005 and ending in December 2007. As a result of the tax concession, the Company changed the tax rate used to record its income tax expense. The estimated effective tax rate for 2Q FY2006 was 8.9%, which is close to 9.1% from the previous quarter.

Net income was RMB71.6 million (US$9.1 million), representing a 67.0% increase from the corresponding period in 2005 and a 56.0% increase from the previous quarter.

As of September 30, 2006, China Medical’s cash balance was RMB937.2 million (US$118.6 million). Net operating cash flow and capital expenditures for the 2Q FY2006 were RMB86.4 million (US$10.9 million) and RMB12.1 million (US$1.5 million), respectively. The increase in capital expenditures was mainly related to the construction of additional manufacturing facilities to meet the increased market demand for reagent kits.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.9040 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, September 29, 2006.

Outlook for FY 2006

The Company maintains its previously announced financial targets for FY2006 based on current and market operating conditions. The estimated range of annual net revenues target for FY2006 remains between RMB521 million (US$65.9 million) and RMB533 million (US$67.4 million) and the estimated range of annual net income target for FY2006 remains between RMB263 million (US$33.3 million) and RMB271 million (US$34.3 million). Given the current outstanding shares of 27.36 million equivalent ADS, the estimated range of earnings per ADS target remains between RMB 9.61 (US$1.22) and RMB9.90 (US$1.25).

(Note – The changes in the U.S. dollar figures are the result of the application of the exchange rate between US dollar and RMB on September 29, 2006.)

Conference Call

China Medical’s management team will host a conference call at 6:00 p.m. Eastern Time on November 13, 2006 (or 7:00 a.m. Beijing/Hong Kong time on November 14, 2006) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number +1-866-383-8108

-	International dial-in number +1-617-597-5343

Passcode CMEDCALL.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.chinameditech.com.

A replay of the webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 6:00 p.m. Eastern Time, November 14, 2006.

The dial-in details for the replay are as follows:

-	U.S. Toll Free Number +1-888-286-8010

-	International dial-in number +1-617-801-6888

Passcode 17516986

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for FY2006 and the quotations from management in this press release, as well as China Medical’s strategic and operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets high intensity focused ultrasound (“HIFU”) tumor therapy systems for the treatment of cancerous and benign tumors. China Medical believes that it is a leader in the design and development of HIFU tumor therapy devices in China. In addition, China Medical believes that it is the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, (“ECLIA”) technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2006	June 30, 2006	September 30, 2006
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	843,791	877,873	937,241	118,578
Trade accounts receivable	155,751	168,301	180,352	22,818
Prepayments and other receivables	26,260	27,985	31,806	4,024
Inventories	10,380	14,028	17,174	2,173

Total current assets	1,036,182	1,088,187	1,166,573	147,593

Property, plant and equipment, net	105,570	114,445	124,493	15,751
Intangible assets, net	224,744	221,015	217,285	27,490
Lease prepayments, net	7,811	7,763	7,716	976
Deferred income taxes	1,534	1,286	1,038	131

Total assets	1,375,841	1,432,696	1,517,105	191,941

Liabilities
Current liabilities
Trade accounts payable	33,833	33,823	37,120	4,696
Accrued liabilities and other payables	73,872	84,516	94,010	11,894
Income tax payable	21,602	23,123	28,870	3,653

Total current liabilities	129,307	141,462	160,000	20,243

Shareholders’ equity
Share capital	225,125	225,125	225,125	28,482
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and fully paid as of March 31, June 30 and September 30, 2006
Additional paid-in capital	739,936	740,042	740,362	93,669
General reserve fund	22,275	22,275	22,275	2,818
Unearned compensation	(226)	—	—	—
Accumulated other comprehensive loss – cumulative translation adjustments	(5,737)	(7,287)	(13,383)	(1,693)
Retained earnings	265,161	311,079	382,726	48,422

Total shareholders’ equity	1,246,534	1,291,234	1,357,105	171,698

Total liabilities and shareholders’ equity	1,375,841	1,432,696	1,517,105	191,941

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2005	June 30, 2006	September 30, 2006
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net	88,088	90,948	131,411	16,626
Cost of revenues	(26,569)	(26,617)	(36,973)	(4,678)

Gross profit	61,519	64,331	94,438	11,948
Operating expenses:
Research and development	(1,668)	(5,861)	(8,377)	(1,060)
Sales and marketing	(3,916)	(4,161)	(4,457)	(564)
General and administrative	(6,899)	(11,528)	(12,026)	(1,521)

Total operating expenses	(12,483)	(21,550)	(24,860)	(3,145)

Operating income	49,036	42,781	69,578	8,803
Interest income	1,051	7,743	7,970	1,008
Other income	31	—	1,100	139

Income before tax	50,118	50,524	78,648	9,950
Income tax expense	(7,210)	(4,606)	(7,001)	(886)

Net income	42,908	45,918	71,647	9,064

Earnings per ADS – basic	1.79	1.68	2.62	0.33

- diluted (1)	1.78	1.68	2.62	0.33

Weighted average number of ADS – basic	24,031,304	27,360,000	27,360,000	27,360,000

- diluted (1)	24,046,441	27,385,701	27,381,116	27,381,116

(1)	Diluted earnings per ADS for the periods ended September 30, 2005 and 2006 and June 30, 2006 have been computed to give effect to an aggregate 800,000 ordinary shares issuable upon exercise of the options granted on March 14, 2005 and August 8, 2005.